SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Claymore Exchange-Traded Fund Trust 2

(Name of Issuer)

Guggenheim Timber ETF

(Title of Class of Securities)

18383Q879

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18383Q879

1.	Names of Reporting Persons: Comerica Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 185,606
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 182,866
	8.	Shared Dispositive Power 7,730
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,206
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.07%
12.	Type of Reporting Person (See Instructions) HC

ITEM 1.

(a)	NAME OF ISSUER.

Claymore Exchange-Traded Fund Trust 2

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

2455 Corporate West Drive, Lisle, Illinois 60532

ITEM 2.

(a)	NAME OF PERSON FILING.

Comerica Incorporated

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

Comerica Bank Tower, 1717 Main St., MC 6404, Dallas, Texas 75201

(c)	CITIZENSHIP.

Delaware

(d)	TITLE OF CLASS OF SECURITIES.

Guggenheim Timber ETF

(e)	CUSIP NUMBER.

18383Q879

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP.

(a)	Amount beneficially owned: 192,206

(b)	Percent of class: 3.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 185,606

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 182,866

(iv)	Shared power to dispose or to direct the disposition of: 7,730

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. To our knowledge no one person’s interest in the securities is more than five percent of the class of securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Exhibit A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

COMERICA INCORPORATED

By:	/s/ Jennifer S. Perry
Title:	Attorney-In-Fact

Exhibit A

The Schedule 13G to which this attachment is appended is filed by Comerica Incorporated on behalf of the following subsidiaries:

Comerica Bank (1)

Comerica Bank & Trust, N.A. (1)

Comerica Securities, Inc. (2)

(1)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).
(2)	Classified as a broker dealer in accordance with Regulation 13d-1(b)(1)(ii)(A).

POWER OF ATTORNEY

The undersigned, COMERICA INCORPORATED, a corporation duly organized under the laws of the State of Delaware, United States (the “Company”), does hereby make, constitute and appoint each of Nicole V. Gersch and Jennifer S. Perry acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person’s execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect unless revoked in writing by the Company. The termination of any attorney-in-fact’s employment by the Company, however caused, shall operate as a termination of his or her powers and authorities hereunder, but shall not affect the powers and authorities herein granted to any other party.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 13th day of February, 2012.

COMERICA INCORPORATED

By: /s/ Jon W. Bilstrom

Name: Jon W. Bilstrom

Title: Executive Vice President—Governance, Regulatory Relations and Legal Affairs, and Secretary